

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402



03058670

NO ACT
P.E 2.17.03
1-2360

April 8, 2003

Patrick F. Napolitano
622 S.E. Degan Dr.
Port Saint Lucie, FL 34983

Act 1934
Section 14A-8
Rule
Public Availability 4-8-2003

Re: International Business Machines Corporation
Incoming letter dated February 17, 2003

Dear Mr. Napolitano:

This is in response to your letter dated February 17, 2003, which included copies of letters dated April 7, 2001, December 28, 2002 and January 24, 2003, concerning the shareholder proposal submitted to IBM by Patrick Napolitano. On January 15, 2003, we expressed the informal view confirming that the proposal appears to be similar to the same proponent's proposal in International Business Machines Corporation, December 29, 1994, and that we believe that the forward-looking relief that we provided in that earlier response is sufficient to address the recent proposal.

After reviewing the information contained in your letters, we find no basis to reconsider our position.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

PROCESSED
MAY 14 2003
THOMSON
FINANCIAL

cc: Stuart S. Moskowitz
Senior Counsel
Office of the Vice President
Assistant General Counsel
International Business Machines Corporation
New Orchard Road
Armonk, NY 10504

CRGH

SECURITIES & EXCHANGE COMMISSION
OFFICE OF CHIEF COUNSEL, et al
DIVISION OF CORPORATE FINANCE
450 FIFTH STREET, N.W. JUDICIARY PLAZA
WASHINGTON, D.C. 20549

PATRICK F NAPOLITANO
622 SE DEGAN DR
PORT ST LUCIE FL 34983-2721

RECEIVED
2003 FEB 28 PM 4:19

FEB. 17, 2003
PRESIDENTS' DAY

SUBJECT: IA PRO PATRIA - IN DEFENSE OF AMERICA, CONTINUUM, VS. IBM CORP. FRAUD & ATROCITIES, CONTINUUM
REF 1) IA PRO PATRIA AMERICA PETITION, APR 7, 2001 NAPOLITANO TO IBM CHAIR GERSTNER & BOARD * *
2) " " " " " DEC 28, 2002 NAPOLITANO TO S.E.C. NO REPLY (S.E.C. ATTACHED TO REF 4)
3) " " " " " JAN 24, 2003 NAPOLITANO TO S.E.C. et al NO REPLY *
4) ENDURING GRANT OF OPPRESSION JAN 15, 2003 S.E.C. TO IBM CORP. DIRECTIVE TO SEC DEC 16, 2002
5) ROUNDTABLE EXCERPTS* 6) IA PRO PATRIA AMERICA PETITION 2003* *ATTACHED HERE TO

CHIEF COUNSEL,

THE REF 2) AND REF 3) 1ST AMENDMENT PEREMPTORY PETITIONS, CONTINUUM, DUTIFULLY DILIGENT PLEADINGS IN VAIN TO "IBM FLUMMOXED GOVERNMENT" S.E.C. FOR OUR CONSTITUTIONALLY GUARANTEED RIGHTS - DUE PROCESS - FOR REDRESS OF GRIEVANCES, e.g. INFINITE INJUSTICES IN EXTREMIS PERPETRATED AND PERPETUATED BY PERNICIOUSLY PERFIDIOUS IBM CORP., TERRORIST AB INTRA AGAINST HUMANITY, GOD AND COUNTRY, WITH CONSPIRED IMPUNITY. ALAS, ALL OF OUR IA PETITIONS REMAIN, CONTINUALLY UNANSWERED, TOTALLY SUPPRESSED BY "IBM FLUMMOXED GOVERNMENT" ENTRENCHED IN THE ABSOLUTISM OF MONEY POWER $ DESTRUCTION OF JUSTICE, ERGO THE REPUBLIC.

THE COPY OF REF 4) i.e. SEC'S ADJUDICATION IN DEFERENCE TO SEC CLIENT IBM, SENT TO US (POSTMARKED JAN 23, '03) DID NOT INCLUDE THE "... ENCLOSURE... DISCUSSION OF THE DIVISION'S INFORMAL PROCEDURES." THE SEC - "APPEARS SIMILAR TO" EGREGIOUS CONFLICTS OF INTEREST - MISPRISION - FAILED, REFUSED TO ANSWER, BUT DID INCLUDE (ATTACHED) REF 2, IA PETITION TO THE REF 4) S.E.C. RUBBER STAMP APPROVAL SUBMISSION TO VENAL MONEY POWER $ IBM WITHOUT THE REQUIRED S.E.C. COMMENT, WITHOUT IMPERATIVE - DE JURE - CONSTITUTIONAL DUE PROCESS. N.B. JUSTICE DENIED IS JUSTICE DEMISED!, AND THE "IBM FLUMMOXED GOVERNMENT" BEAT AMERICA GOES ON.

OUR REF 1) IA PETITION SUBMITTED TO IBM CEO-CHAIR GERSTNER AND THE BOARD OF DIRECTORS WAS SUPPRESSED, S.O.P. BUT SENT S.O.P. TO IBM'S ULTIMATE DEFENDER i.e. "IBM FLUMMOXED GOVERNMENT" S.E.C. AS EXHIBIT H TO IBM'S DIABOLICAL DIRECTIVE DTD 11-19-01, & S.E.C. GRANT TO SUPPRESS, 12-20-01, AND DULY REITERATED IN REF 3), REMAINS A VALID PETITION FOR INCLUSION IBM'S PROXY MATERIALS 2003.

OUR REF 3) IA PETITION REITERATES IA PETITION NOV. 6, 1997 TO "SEPARATE CEO-CHAIR" AMONG OTHER MATTERS VITAL. THE PETITION REMAINS VALID FOR IBM PROXY 2003. WHEREFORE BLUE RIBBON PANEL. JUST ANOTHER HIGH PRICED TEFLON COATED BUREAUCRACY TO PROTECT BIG BAD BUSINESS BARRATORS?
N.B. MEDIA ARTICLE DTD FEB 7, 2003 - "ANALYSTS MUST CERTIFY COMMENTS"

"IN AN ARENA WHERE "CAVEAT EMPTOR" IS THE RECOGNIZED NORM - ORDER OF THE DAY - "THE S.E.C. REQUIRES ANALYSTS CERTIFY THEIR RESEARCH", WHERE AS PERNICIOUS IBM CEO-CHAIR WATSON - C.O.L.A - GERSTNER AND BOARD OF DIRECTORS IN DELIBERATE DERELICTION OF THEIR IMPERATIVE FIDUCIARY DUTIES ARE DEFENDED AND REWARDED TO OMNIPOTENCE FOR IBM'S HISTORICAL BARRATRY, CAPITOL - CAPITAL ATROCITIES AGAINST HUMANITY - AMERICA! BY ABSOLUTISTIC "IBM FLUMMOXED GOVERNMENT" - IBM'S VIRULENT LIES HONORED BY S.E.C. CRONYISM.

OVER TWO GENERATIONS WE HAVE SUFFERED AND SACRIFICED, IN EXTREMIS, FIGHTING FOR AMERICA AGAINST THE AVARICIOUSLY VENAL, PARASITICALLY PERFIDIOUS, PLUTOCRATICALLY PERNICIOUS IBM BARRATRY - CORPORATE CRIMINAL FRAUD, DEADLY ATROCITIES AGAINST HUMANITY AT LARGE ONLY TO BE RUTHLESSLY ANNIHILATED BY "IBM FLUMMOXED GOVERNMENT" MONEY POWERS CONSPIRACY. WHEREFORE SWORN OATH "DEFENDERS" OF THE CONSTITUTION, EXECUTIVE, LEGISLATIVE.
N.B. PROPOSAL: IBM CEO-CHAIR & BOARD MUST DISCLOSE IN PROXY MATERIALS - 2003 - ANY AND ALL TAX SHELTERS OR OTHER DEVICES OR SCHEMES BEING UTILIZED BY IBM CORP. OFFICIALS, CERTIFIED!
N.B. OUR IA PRO PATRIA - IN DEFENSE OF AMERICA, PETITIONS ARE VALID, IMPERATIVE, URGENT AND DEMAND BY RIGHT, ACCORDING TO LAW, A PUBLIC FORUM. TIME IS OF THE ESSENCE.
IN SUM: SELF EVIDENT "FOR GOD AND AMERICA" VICIOUSLY VANQUISHED BY THE DIABOLISM OF GAS MASS TERM MEDALIST "IBM FLUMMOXED GOVERNMENT" ENTRENCHED IN THE EVIL ABSOLUTISM OF COMPOUND BARRATRY'S MONEY POWERS THAT BE TRAY AND BURN HUMANITY, AMERICA, SACRED HONOR COVENANT, WE THE PEOPLE; WHEREFORE "DULCE et DECORUM est PRO PATRIA MORI;" "PERSONAL GRIEVANCE"?! FOR FAMILY, GOD AND AMERICA! AMEN.

GOD BLESS AMERICA! SINCERELY Patrick F. Napolitano

COPIES W/A* TO, REPLY REQUESTED FROM:
PRESIDENT GEORGE W. BUSH, CHIEF JUSTICE REHNQUIST, SUPREME COURT, IBM CHAIR-BOARD: c/o PRES BUSH

LOUIS V. GERSTNER, JR. CHAIR
BOARD OF DIRECTORS
INTERNATIONAL BUSINESS MACHINES CORP.
NEW ORCHARD ROAD
ARMONK, N.Y. 10504

VIA CERTIFIED MAIL - R[3]
7000 0520 0023 4875 3477

622 S.E. DEGAN DRIVE
PORT ST. LUCIE, FLA. 34983
APR 7, 2001

SUBJECT: IBM NOTICE OF 2001 ANNUAL MEETING AND PROXY STATEMENT
REF: MEDIA ARTICLE DTD FEB 12, 2001, "IBM APPRISES STAFF OF BOOK.."

MR. GERSTNER AND DIRECTORS,

THE SUBJECT MATTER OF THE REFERENCED MEDIA ARTICLE, BEING OF UTMOST IMPORTANCE, IS NOT MADE MENTION OF IN IBM'S REPORT OR PROXY STATEMENT.

AT WHAT TIME AND MANNER WILL IBM "APPRISE" THE STOCKHOLDERS; IF NOT AT THE STOCKHOLDERS' (STAKEHOLDER - PUBLIC VITAL INTEREST) FORUM, WHAT BETTER TIME, PLACE?

WERE THE REFERENCED MATTERS WITHHELD - NOT INCLUDED, STOCKHOLDERS NOT "APPRISED" BECAUSE THE CHAIR AND BOARD CONSIDER SAID MATTERS TO BE "IBM'S ORDINARY BUSINESS OPERATIONS," THE SOLE PROVINCE AND RESPONSIBILITY OF THE BOARD AND SENIOR MANAGEMENT, AND NOT THE STOCKHOLDERS BUSINESS, i.e. BEING BEYOND THE PURVIEW, CONCERNS, RESPONSIBILITY OF THE STOCKHOLDERS, THEREFORE "NOT SUBJECT TO SHAREHOLDER VOTES"?

THE SAID MATTERS BEING OF EXTREME GRAVITY AND URGENCY ARE DEEMED "MATTERS THAT MAY PROPERLY BE BROUGHT BEFORE THE MEETING" - PUBLIC FORUM FOR IMPERATIVE DISCOURSE. WILL YOU, PLEASE, ALLOW ME TO INTRODUCE, SPEAK ON THE SUBJECT MATTERS AT THE APRIL 24 MEETING? MAY I PLEASE HAVE YOUR WRITTEN ASSURANCE THAT YOU WILL HONOR OUR RIGHT TO SPEAK - NOT STIFLE US - AND ASSURE US ADMISSION AS THE PROXY STATEMENT MAKES CLEAR THAT SEATING - ADMISSION - IS LIMITED, i.e, "ADMISSION TO THE ANNUAL MEETING WILL BE ON A FIRST COME, FIRST SERVED BASIS..." - DELIBERATE DISCOURAGEMENT - WHY MAKE THE JOURNEY ONLY TO BE TURNED AWAY.

TIME IS OF THE ESSENCE, YOUR IMMEDIATE ATTENTION AND PROMPT REPLY TO OUR REQUEST FOR YOUR ASSURANCES OF OUR ADMISSION, AND PERMISSION TO, ADDRESS THE IBM MEETING IS DUTIFULLY, URGENTLY REQUESTED.

IF YOU, THE BOARD REFUSE US THE REQUIRED ASSURANCE - IN EFFECT TURNING US AWAY - WILL YOU PLEASE PROVIDE TO US A POLL OF THE BOARD & REASON FOR REJECTION.

SINCERELY,

Patrick J. Napolitano

PRO PATRIA AMERICA!

COPY TO: EXEC COM, N.O. KEOHANE, C.F. KNIGHT, L.C. VAN WACHEM, IN CARE OF
DANIEL E. O'DONNELL, IBM VICE PRESIDENT & SECRETARY FOR THE BOARD
OFFICE OF THE SECRETARY
INTERNATIONAL BUSINESS MACHINES CORP.
NEW ORCHARD ROAD
ARMONK, N.Y. 10504

SECURITIES AND EXCHANGE COMMISSION
OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE
450 FIFTH STREET N.W. JUDICIARY PLAZA
WASHINGTON D.C. 20549



Mr. Patrick Napolitano
622 SE Degan Dr
Port Saint Lucie FL 34983

DEC. 28, 2002

SUBJECT: IBM 2003 SHAREHOLDER PROPOSAL - 1A PETITION PRO PATRIA AMERICA PATRICK F. NAPOLITANO
RE 1) PETITIONS, eg. NAPOLITANO TO SEC. JAN 12, FEB 11, MAR 1, APR 22, JULY 10, '02; RE 2) TO IBM GERSTNER DEC 12, '02
RE 3) IBM'S SPECIOUS DIRECTIVES NOV 19, 01, DEC 16, '02 TO S.E.C CONTINUUM REJECTING PRO PATRIA AMERICA!

CHIEF COUNSEL, et al

THE RE 1) PETITIONS SUBMITTED TO - AND WRONGFULLY SUPPRESSED BY - THE S.E.C. FOR LAWFUL REBUTTAL TO THE RE 3) IBM'S OUTRAGEOUS, DEPREDATORY SPURIOUS DIRECTIVES TO SEC AMONG OTHERS CONSPIRED BY IBM TO "KILL" PRO PATRIA AMERICA AND PROPONENT TO FURTHER IBM'S FLUMMOXING - EMPOISONING - GOVERNMENT TO PERPETUATE VENAL IBM'S MISPRISION - BARRATRY, CRIMINAL FRAUD, LETHAL ATROCITIES AGAINST HUMANITY - AMERICA - PROPONENT WITH DIABOLIC IMPUNITY.

THE SUBJECT PEREMPTORY 1A PETITIONS FOR REDRESS OF HUMANITY - AMERICA'S GRIEVANCES VS. THE GRAVAMINA OF IBM TERRORISM, HAVE BEEN SYSTEMATICALLY, MALICIOUSLY, DELIBERATELY DEPRIVED OF LAWFULLY REQUIRED OBJECTIVE EVALUATION AND DUE DILIGENCE CONSTITUTIONAL PROCESS BASED ON THE MERITS OF THE PREMISES THEREIN, SUCH DELIBERATIONS ARE THE SOLE RESPONSIBILITY - DUTY OF THE CHAIRMAN AND FULL BOARD, AND GOVERNMENT CONSTITUTIONAL AUTHORITIES. ALAS TO NO AVAIL, ie THE POWER$ THAT BE IN HISTORICAL, DELIBERATE DERELICTION OF IMPERATIVE DUTIES TO THE CONSTITUTION, EGREGIOUS TYRANNICAL MISPRISION, PERPETUATE WICKED IBM'S BACKSTABBING, WARPED, OPINIONATED EXCORIATION OF EXCERPTS OF THE "EFFECTS", RE 3) eg. VENAL IBM UNLAWFULLY, WRONGFULLY, INJURED US, THEN FIRED US FOR COMBATTING (THE CAUSE) IBM'S UNLAWFUL PREDATORY MONOPOLY (U.S.D.O.J.) OF COMMERCE AND IBM FLUMMOXED GOVERNMENT", CRIMINAL FRAUD, etc. IBM (IN)SUBORDINATE SQUAWK "PERSONAL GRIEVANCE" TO DENIGRATE, DEVASTATE PROPONENT TO THWART IBM ATTAINDER, WHEREAS "PERSONAL GRIEVANCE" IS AN ABSOLUTE INTRINSIC TO THE SACRED HONOR COVENANT - SWORN OATH TO DEFEND THE CONSTITUTION, AGAINST THE ORGANIZED MONEY POWER$ DESTROYING THE REPUBLIC.

VENAL IBM'S TYRANNICALLY CONSPIRED DEFAMATORY "OPINIONS" EXPRESSED IN THE REFERENCED IBM DIRECTIVES ARE, AB INITIO, CONTINUUM, VIRULENTLY SPURIOUS AS KNOWN TO <u>IBM'S BOARD OF NO GOVERNANCE</u> DIRECTORS' EXPLOITING REFUGE IN THE SUBTERFUGE - HYPOCRISY OF ANONYMITY, ie THE IBM DIRECTIVES TO THE S.E.C. DO NOT BEAR THE IMPRIMATUR, AND DO NOT PROPOUND THE INTELLECT, MOTIVES, "CONSCIENCE" etc OF THE CHAIR - BOARD (CONTRAST PROXY 2002 - CHAIR - BOARD SIGNATURE, "THE BOARD UNANIMOUSLY RECOMMENDS A VOTE <u>AGAINST</u> THIS PROPOSAL") BEING TANTAMOUNT TO CONSPIRACY, DELIBERATE DERELICTION (MISPRISION) OF BOARD'S IMPERATIVE FIDUCIARY DUTIES TO 1A PRO PATRIA AMERICA PETITIONS, ie BOARD'S PREMEDITATED EVASION OF RESPONSIBILITY, ACCOUNTABILITY, CULPABILITY, SCHEMING IGNORANCE OF IBM - AS SPECIFIED IN 1A PETITIONS - WRONGDOINGS, AS EXEMPLIFIED BY CORPORATE CHIEF EXECUTIVES PRIVILEGED, et al TESTIFYING AT CONGRESSIONAL HEARINGS INTO RAMPANT, MASSIVE CORPORATE AMERICA FRAUD, 6-8 TRILLIONS PILLAGED BY THE GRAB THE GOLD "N" RULE GREED CREED GANG - REVOLVING DOOR LAX REGULATION - MONEY POWER$ FINED DIRTY PIECES OF SILVER AND FREE TO ABSCOND WITH MOUNTAINS OF GOLD FOR CONTINUED ACCESS TO DESECRATE THE CONSTITUTION, NO INCARCERATION, BIG BAD BUSINESS AS USUAL, AND THE BEAT AMERICA GOES ON.

N.B. THE GRAVAMINA OF IBM'S BARRATRY WAS DISCUSSED, AB INITIO, VIS-À-VIS RELATOR TO IBM CHAIR - <u>PUPPET DIRECTORS</u>". IBM, WELFARE QUEEN, UNABLE TO REFUTE THE FACTS INCRIMINATING IBM, TYRANNICALLY PERSECUTES RELATOR - PROPONENTS IN EXTREMIS. IBM'S RE 3) DIRECTIVES EGREGIOUSLY SPURIOUS AS KNOWN - AB INITIO - TO IBM CEO - CHAIR, et al, VIZ: "IF THE (S.E.C) STAFF DISAGREES WITH THE COMPANY'S CONCLUSION ... I REQUEST THE OPPORTUNITY TO CONFER WITH THE STAFF PRIOR TO THE ISSUANCE OF YOUR POSITION ... PLEASE CALL ME AT (#)". UNREBUKED. "APPEARS SIMILAR" TO SUBORNATION OF MISPRISION, WIRE (LESS), MAIL FRAUD, TO ENABLE IBM TO FURTHER DEPRIVE AND DAMAGE PROPONENTS, et al.

SCARIER THAN HELL, HIRELINGS OF IBM HATE, THE CONSTITUTION THEY DESECRATE, OUR LIVES - HUMAN RIGHTS THEY DEVASTATE, PROVE THE CONSTITUTION - "FOR GOD AND COUNTRY" DEAD. N.B. NO STATUTE OF LIMITATIONS FOR IBM'S ATROCITIES AGAINST HUMANITY. N.B. "TURF BATTLES AND <u>BACKSTABBING ARE AN ART FORM IN IBM</u> (<u>PER GERSTNER, ECHOING P.F.N.</u>). N.B THE S.E.C. MUST DEMAND IBM CEO - CHAIR, BOARD ATTEST TO RE 3) DIRECTIVES.

SINCERELY Patrick F. Napolitano

COPIES: TO PRESIDENT GEORGE W. BUSH, CHIEF JUSTICE <u>REHNQUIST</u>, IBM CHAIRMAN GERSTNER; c/o V. BUSH

REF 2) FEB 17, 2003

PATRICK F NAPOLITANO
622 SE DEGAN DR
PORT ST LUCIE FL 34983-2721

SECURITIES & EXCHANGE COMMISSION
OFFICE OF THE CHIEF COUNSEL, et al
DIVISION OF CORPORATE FINANCE
450 FIFTH STREET, N.W., JUDICIARY PLAZA
WASHINGTON, D.C. 20549

FOR GOD AND AMERICA!
JAN 24, 2003

SUBJECT: IA PRO PATRIA AMERICA PETITIONS, CONTINUUM, eg FOR 02, 03 IBM MEETINGS - 03 NO S.E.C. REPLY
REF 1) IA PRO PATRIA AMERICA PETITION, 12·28·02 NAPOLITANO TO SEC, PRES BUSH, CHIEF JUSTICE REHNQUIST, et al
" 2) " " " " " 12·12·02 NAPOLITANO TO IBM GERSTNER, et al. S.O.P. SUPPRESSED
3) IBM TO SEC, 12·16·02; REF 4) IBM TO S.EC, 11·19·01, DENIGRATING SUBJECT IA PETITION DTD 11·5·01
5) S.E.C. TO IBM, 12·20·01 (ATTACHED TO REF 4, 50 PAGES), VIRTUAL ADJUDICATION, GRANT TO SUPPRESS

CHIEF COUNSEL,
THE REF 1), REF 2) PETITIONS, AMONG MANY OTHERS, CONTINUUM, TO VENAL "IBM FLUMMOXED GOVERNMENT" REMAIN UNANSWERED, ABSOLUTISTIC MISPRISION. ALAS VENAL IBM ANSWERS TO NO ONE, NOT GOD OR AMERICA!
IBM'S SPURIOUS DIRECTIVES, eg REF 3 & 4, BETRAY, DENIGRATE THE PROPOSAL PROCESS TO SELF SERVING -INTER SE- SECURITIES EXCHANGED CONSPIRACY OBSESSED WITH EGOMANIACAL IBM'S ANNIHILATION OF PRO PATRIA AMERICA & PROPONENT-RELATOR FOR PERSEVERING IN COMBATTING IBM'S INFINITE INJUSTICES.
AXIOM: POWER CORRUPTS, ABSOLUTE POWER CORRUPTS IBM TO ABSOLUTE DIABOLISM, AS HISTORY SO ATTESTS.
N.B. THE PREMISES OF THE IA PRO PATRIA AMERICA PETITIONS ARE THE WHOLE, IRREFUTABLE TRUTH AS VALIDATED BY IBM EXECUTIVE MANAGEMENT AS MEMORIALIZED IN IBM'S OFFICIAL DOCUMENTATION.
IBM CONCEDES, ALL IA PRO PATRIA AMERICA PETITIONS, AB INITIO, REMAIN ENTIRELY INTEGRAL, GERMANE TO THE INSTANT PROPOSAL-PETITION, SEE REF 4 & 5 IBM & SEC. THEREFORE, IT IS THE S.EC. IMPERATIVE DUTY TO JUDICIALLY EXAMINE THE FACTS - THE MERITS OF THE IA PRO PATRIA AMERICA PETITIONS, IN ENTIRETY.
N.B. REF 4) IBM TO S.EC., REF 5) S.EC. TO IBM, 12·20·01 - SEE PAGE 7 OF 14 "...BOARD AND OFFICERS FAILURES..." SEE EXHIBIT G PAGE 3 OF 9 i.e. IA PETITION PRO PATRIA AMERICA DTD NOV. 6, 1997; "FURTHER, BOARD... OUTSIDE DIRECTORS ARE NOT INDEPENDENT OF MANAGEMENT..." "...INDEPENDENCE REQUIRES SEPARATE CEO-CHAIR, OBJECTIVE PERFORMANCE APPRAISALS AND DETAILED REPORTING." (DOCUMENT MANIPULATION EVIDENCES IBM'S DIRTY TRICKS AS TO DISCREDIT PROPONENT). THAT RECOMMENDATION, AMONG OTHER MATTERS VITAL TO CREDIBLE GOVERNANCE, WAS WICKEDLY, WRONGFULLY SUPPRESSED AS "PERSONAL GRIEVANCE".
N.B. MEDIA, JAN 9, 2003 (OVER 5 YEARS AFTER IA PETITION AND MASSIVE CORPORATE AMERICA CRIMINAL FRAUD) "A HIGH POWERED PANEL... TO URGE SPLITTING CHAIRMAN AND CEO POST."
THEREFORE, RESOLVED (AGAIN): WE URGE IBM STOCKHOLDERS TO SEPARATE IBM CHAIR FROM CEO POST.
CONTINUING - REF 4, REF 5) P8 OF 14, "THE INTERIM CORRESPONDENCE SHOULD BE COMPARED TO MAY 9, 2001 LETTER WE RECEIVED FROM THE PROPONENT..." (SEE EXHIBIT H). (QUI TAM, RELATOR)
N.B. ATTACHED TO THE MAY 9 LETTER AND INCLUDED IN EXHIBIT H IS OUR BONA FIDE IA PETITION DTD APR 7, 2001, NAPOLITANO TO IBM GERSTNER, et al (COPIES REF 1, 2, 3, 4 ATTACHED), TO WIT:
"... "THE SAID MATTERS BEING OF EXTREME GRAVITY AND URGENCY ARE DEEMED MATTERS THAT MAY PROPERLY BE BROUGHT BEFORE THE MEETING - PUBLIC FORUM FOR INFORMATIVE DISCOURSE". IF YOU, THE BOARD REFUSE US THE REQUIRED ASSURANCE - IN EFFECT, TURNING US AWAY - WILL YOU PLEASE PROVIDE TO US A POLL OF THE BOARD & REASON FOR REJECTION. IBM FAILED, REFUSED TO ANSWER, REJECTED OUR PETITION; S.O.P. IBM CONSUMMATE CON ARTIST COVERING UP. THEREFORE:
RESOLVED: CREDIBLE GOVERNANCE, JUSTICE, S.E.C. INTEGRITY DEMANDS IBM CHAIR-BOARD IMMEDIATELY FORMAT AN ADDENDUM TO THE PROXY MATERIALS FOR 2003 MEETING & SUBSEQUENT, AND THEREIN LIST ALL PROPOSALS-PETITIONS SUBMITTED TO, BUT OMITTED BY, THE CHAIR-BOARD, WITH THE SAME SPECIFICITY AND IMPRIMATUR AFFORDED TO THE "NOT OMITTED" PROPOSALS-PETITIONS.
THE TIME IS LONG PAST DUE FOR ALL SWORN OATH DEFENDERS OF THE CONSTITUTION TO COME TO THE AID OF AMERICA TO RIP AWAY THE EVIL BARRATORS' BANDAGES HIDING THE EYES OF THE GODDESS JUSTICE SO WE CAN SEE HER TEARS, DRY HER TEARS SO SHE CAN SEE AND DO BATTLE WITH THE BIG BLUE BLOODY BUGGERS OF BARRATRY GANG BANGING - BACKSTABBING HER, HUMANITY IN EXTREMIS.
IN SUM: IBM-CAPITOL, CAPITAL CRIMES AGAINST HUMANITY, AMERICA, et al HAS PROSTITUTED, EVADED JUSTICE AD INFINITUM WITH IMPUNITY, ERGO, LAWYERS, eg. YOU, OFFICERS OF THE COURT, ULTIMATE CLIENT HUMANITY-AMERICA, TRUTH, etc. MUST BRING IBM TO JUSTICE FOR LONG OVERDUE PUNISHMENT.
WE THANK YOU, PLS REPLY. SINCERELY, Patrick F. Napolitano PRO PATRIA AMERICA!
COPIES TO: REPLY REQUESTED FROM:
REF 3) FEB 17, 2003 4 OF 6
PRESIDENT GEORGE W. BUSH, CHIEF JUSTICE REHNQUIST, SUPREME COURT, IBM CEO-CHAIRMAN. all c/o Bush

IEEE - INSTITUTE OF ELECTRICAL AND ELECTRONIC ENGINEERS
IEEE SPECTRUM, MARCH 1996
EMPLOYMENT ROUNDTABLE, PAGES 20-31

EXCERPTS: PAGE 23
"REGARDING THAT POINT, THERE IS ONE HISTORIC FACT THAT NEEDS TO BE REMEMBERED. IN 1985, DICK'S OWN A.A.E.S. DID A LITTLE REPORTED STUDY CALLED 'TOWARD THE MORE EFFECTIVE UTILIZATION OF AMERICAN ENGINEERS.' THEY FOUND THAT ENGINEERS WERE GROSSLY UNDERUTILIZED, BOTH IN TERMS OF TIME AND INTELLECTUAL DEMANDS, ESPECIALLY IN THE DEFENSE DOMINATED AEROSPACE INDUSTRY.
THE LEADING INDUSTRIAL COMPANIES IN THE WORLD... IBM... HAD NO REAL COMPETITION FROM 1950-ISH TO 1975-ISH, SO THEY WERE ABLE TO EMPLOY SCORES OF ENGINEERS AND LEAVE THEM PARTLY IDLE OR PUT THEM ON ROUTINE TASKS THAT COULD HAVE BEEN DONE BY TECHNICAL SUPPORT STAFF. AT THE TIME OF THE STUDY IN 1985, FEW PEOPLE WERE THINKING ABOUT GLOBALIZATION. NOW, AS THESE FIRMS HAVE SUFFERED COMPETITION, THEY ARE FIGURING OUT HOW TO BETTER UTILIZE THEIR ENGINEERS ..." IN 1985, ENGINEERS THEMSELVES FELT UNDERUTILIZED..."

EXCERPTS PAGE 26
"SOME FEDERAL R & D SEEMS TO HAVE BEEN MAKE WORK, JUST SWEETHEART CONTRACTS OR BOONDOGGLES THAT PROVIDED COMPANIES AN EXCUSE TO BILL HIGH PRICED TIME. IT WASN'T IMPORTANT WHAT ENGINEERS DID, IT WAS ONLY IMPORTANT THAT THEY BE THERE AND SIGN TIME SHEETS SO THE COMPANY COULD SEND IN BILLS FOR THEIR SALARIES."

EXCERPTS PAGE 27
"... IN THE UNITED STATES, THE ASSUMPTION IS THAT COMPANIES, IF LEFT TO THEIR OWN DEVICES, MAKE THE BEST DECISIONS. ON THE CONTRARY, COMPANIES LEFT ALONE DO NOT NECESSARILY MAKE THE BEST INVESTMENT, FROM THE STANDPOINT OF EITHER PERSONNEL, THE COMPANY, OR THE COUNTRY."

N.B. THEREFORE, AND AD INF. MORE, 1A PRO PATRIA - IMPERATIVE DUTY, LIFETIME, DEFENSE OF-AMERICA! FOREVER VS. IBM'S INFERNAL ATROCITIES AGAINST HUMANITY- AMERICA!

IBM CORP IN DELIBERATE DERELICTION OF IMPERATIVE FIDUCIARY DUTIES EGREGIOUSLY VIOLATED FALSE CLAIMS LAW-LINCOLN LAW- AMONG OTHERS, BEING THE LEAST OF IBM'S WRONGDOINGS. IBM RUTHLESSLY "KILLED THE RELATOR."

2003

STOCKHOLDER'S PRO PATRIA-FIGHTING BACK FOR-AMERICA! FOREVER, FOR SUBMISSION ~~2002~~ 2003 MEETING

WHEREAS: HISTORICALLY "IBM FLUMMOXED GOVERNMENT" "IBM WORE DOWN JUSTICE (PER IBM TO BEAT AMERICA! V. IBM UNLAWFUL PREDATORY BUSINESS PRACTICES, PER D.O.J.) DEFORCING CONSTITUTIONAL GOVERNMENT EMPOWERING IBM AS "THE POWERS THAT (OWN THRONE) BE" ANTI-CONSTITUTION CONSORTIA, FOURTH AND PREDOMINANT BRANCH OF GOVERNMENT EXERCISING WRONGFUL, INJURIOUS, UNLAWFUL POWER, IBM FORTE (NO CONTROLLING LEGAL AUTHORITY) TO EMPOISON DEMOCRACY, TO PROFITEER-FREEBOOT AMERICA! IN WAR AND PEACE, AT DEMISING EXPENSE TO, AND SUBJUGATION OF, AMERICA!-HUMANITY, e.g. MOST RECENT OF EXTORTIONARY ENRICHMENTS (AMONG MANY) FINAGLED BY IBM DEFORCING TAX PAYERS OF $1.4 BILLIONS, ENTITLES TAX PAYERS TO VESTED RIGHTS, LEGAL STATUS OF IBM STOCK/STAKEHOLDERS TO DEMAND IBM "PUBLIC" OFFICIALS' ACCOUNTABILITY AND ALLEGIANCE.

IBM WITH PARASITIC, PERFIDIOUS ENMITY, EMPHATICALLY, UNEQUIVOCALLY DECLARED "IBM (MERELY) U.S. BASED," "IBM AN INTERNATIONAL, GLOBAL COMPANY" (ALIEN, NOT AMERICAN) "IBM COMPANY'S SURVIVAL IS THE FIRST PRIORITY" AND "AMERICA!S NATIONALISTIC SURVIVAL FACTORS ARE SECONDARY PRIORITY"; IBM NOT WITH U.S, ERGO IBM AGAINST U.S! GOVERNMENT REMISS (AP) PROVES IBM'S DISDAIN FOR, IS SUPERIOR TO, AMERICA!, AN IBM COWARDLY ATROCIOUS ABJURATION OF ALLEGIANCE TO AMERICA!

IBM OBSESSED WITH "IBM'S SACROSANCT BOTTOM LINE" TRANSCENDING DOCTRINE OF GOD AND COUNTRY, VOWED "AS WE HAVE SAID MANY TIMES IN THE PAST, WE WILL DO WHATEVER WE MUST TO PROTECT OUR COMPANY'S ASSETS." IBM DENOUNCED, RENOUNCED AMERICA! (UTSUPRA).

HISTORICALLY, WAGING WAR OF TERROR-TORMENT, IBM IN DELIBERATE DERELICTION OF IMPERATIVE FIDUCIARY DUTIES TO AMERICA!-HUMANITY, RELENTLESSLY RUTHLESS, REMORSELESS VIOLATES "THE UNITED STATES HAS RATIFIED THE CONVENTION AGAINST TORTURE WHICH DEFINES TORTURE AS ANY ACT BY WHICH SEVERE PAIN OR SUFFERING, WHETHER PHYSICAL OR MENTAL, IS INTENTIONALLY INFLICTED," AS INHERENT TO IBM'S PERPETUATED PERSECUTION OF PRO PATRIA AMERICA! IN EXTREMIS.

N.B. AXIOMATIC, THE UTMOST DIABOLIC TERRORISM-TORMENT IS THAT WHICH TEARS DOWN AMERICA!S INSTITUTIONS, e.g. FOUNDING CHARTERS-AMERICA!S HEART AND SOUL-HUMANITY.

THIS IMPERATIVE PRO PATRIA-IN DEFENSE OF-AMERICA! FOREVER (COESSENTIALLY "AMERICA! FIGHTS BACK" CAMPAIGN) PROPOSAL/PETITION FOR REDRESS OF GRIEVANCES, RESTITUTION, INTER ALIA, DUE AMERICA!-HUMANITY, AND SUCH PATRIOTIC DUTY BY "WE THE PEOPLE...", STOCK/SHARE HOLDERS TO ENSURE ABSOLUTELY AMERICA!S NATIONALISTIC SURVIVAL FACTORS ARE AND WILL REMAIN, AD INFINITUM, SUPREME PRIORITY

IRREFUTABLE, IBM AWRY, ENTRENCHED IN THE REFUGE OF HYPOCRITICAL SUBTERFUGE, SUBREPTITIOUSLY - ABUSING AGENCY RULES AND REGULATIONS TO VITIATE U.S. CONSTITUTION - EVADES CRUX OF LAWFULLY MANDATED PRO PATRIA AMERICA! PETITIONS, AIDED AND ABETTED BY AGENCY - PETITIO PRINCIPII - FALLACIOUSLY ASSUMING IBM PREMISE FOR REJECTION WHICH IBM FAILS TO PROVE; AGENCY "BEGS THE QUESTION," WRONGFULLY RULES - NON SEQUITUR - REJECTS PROPOSALS.

CONSIDER: COMPANY OFFICIALS, STOCKHOLDERS EMPIRICALLY AWARE TOBACCO ADDICTIVE, LETHAL YET OFFICIALS FRAUDULENTLY CONCEAL/SUPPRESS, DENY INCRIMINATING FACTS; GIVEN STOCKHOLDER'S PROPOSAL/PETITION FOR DISCLOSURE OF FACTS, CENSURE OF MISCREANT OFFICIALS IS PROPOSAL "OMISSIBLE" BY COMPANY AS "PERSONAL GRIEVANCE," "DISGRUNTLEMENT," "COMPANY'S ORDINARY BUSINESS"; PRECISELY, HOW REASONED?

RESOLVED: A VOTE FOR THIS IMPERATIVE PRO PATRIA-FIGHTING BACK FOR-AMERICA! FOREVER HUMANITY! IS A PATRIOTIC VOTE FOR FREEDOM AGAINST FEEDOM'S COMPOUND ATROCITIES OF TREACHERY, TERRORISM, TORTURE, TYRANNY. "WE THE PEOPLE..." MUST DO WHATEVER IT TAKES TO PROTECT AMERICA!S HEART AND SOUL, HUMANITY!

ATTACHMENT TO LOU GERSTNER PETITION DTD DEC. 12, 2002 P4 OF 4